Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2011	2010 (b)	2009 (b)	2008 (b)	2007 (b)	2006 (b)
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes	$353	$881	$(13)	$671	$785	$557
Less earnings of equity method investments					1	3
Distributed income from equity method investments		7	1		3	1
	353	888	(12)	671	787	555

Total fixed charges as below	70	426	364	390	388	326
Less:
Capitalized interest	11	33	44	57	54	21
Interest expense and fixed charges related to
discontinued operations	3	147	102	157	217	205
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	56	246	218	176	117	100

Total earnings	$409	$1,134	$206	$847	$904	$655

Fixed charges, as defined:
Interest on long-term debt	$51	$330	$284	$345	$353	$296
Interest on short-term debt and other interest	8	37	29	27	24	16
Amortization of debt discount, expense and
premium - net	3	20	8	2	(3)	(1)
Estimated interest component of operating rentals	8	38	42	15	14	15
Fixed charges of majority-owned share of 50% or
less-owned persons		1	1	1

Total fixed charges (a)	$70	$426	$364	$390	$388	$326

Ratio of earnings to fixed charges	5.8	2.7	0.6	2.2	2.3	2.0

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
Years 2006 through 2010 have been adjusted to reflect the reclassification of the distribution of PPL Energy Supply's membership interest in PPL Global to PPL Energy Supply's parent, PPL Energy Funding, as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.